United States securities and exchange commission logo





                                December 30, 2022

       John Loeffler, II
       Chairman and Chief Executive Officer
       CaliberCos Inc.
       8901 E. Mountain View Rd.
       Ste. 150
       Scottsdale, AZ 85258

                                                        Re: CaliberCos Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed December 14,
2022
                                                            File No. 333-27657

       Dear John Loeffler:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1

       Risk Factors, page 14

   1. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price
volatility seemingly unrelated to company performance following a number of recent
initial public offerings, particularly among companies with relatively smaller public floats.
Revise to include a risk factor, separate from your more general volatility risk on page
27, addressing the potential for rapid and substantial price volatility and any known factors
particular to your offering that may add to this risk and discuss the risks to investors when
investing in stock where the price is changing rapidly. Clearly state that such
volatility, including any stock-run up, may be unrelated to your actual or expected operating
performance and financial condition or prospects, making it difficult
 John Loeffler, II
CaliberCos Inc.
December 30, 2022
Page 2
      for prospective investors to assess the rapidly changing value of your stock.
       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNameJohn Loeffler, II
                                                            Division of
Corporation Finance
Comapany NameCaliberCos Inc.
                                                            Office of Real
Estate & Construction
December 30, 2022 Page 2
cc:       Thomas J. Poletti. Esq.
FirstName LastName